UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof
_______________________________
AMENDMENT NO. 1
ANNUAL REPORT OF
THE STATE OF ISRAEL
______________________________
(Name of Registrant)

Date of end of last fiscal year: December 31, 2007

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Zvi Chalamish
Chief Fiscal Officer
for the Western Hemisphere
Ministry of Finance
of the State of Israel
800 Second Avenue
17th Floor
New York, New York 10017

* The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL

The sole purpose of this Amendment No. 1 to the Annual Report on Form 18-K (this “Amendment”) is to update certain information which was filed as part of Exhibit D to the Annual Report on Form 18-K, filed on June 6, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York, on the 2nd day of December, 2008.

STATE OF ISRAEL

By: /s/ Zvi Chalamish
Zvi Chalamish Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

By: /s/ Ran Alon
Ran Alon Deputy Chief Fiscal Officer for the Western Hemisphere Ministry of Finance

EXHIBIT INDEX

Exhibit No.		Page No.
A:	None

B:	None

C:	Copy of the State Budget Proposal for Fiscal Year 2008 (in Hebrew)*

D:	Revised Current Description of the State of Israel as of December 2, 2008.**	D-1

_____________________
* Filed by paper filing under cover of Form SE.
** Previously filed on June 6, 2008 as Exhibit D to the Annual Report on Form 18-K.
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